SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
         ----------------------------------------------------

                             SCHEDULE 13D

                           (Amendment No. 4)

               Under the Securities Exchange Act of 1934


                       STARSIGHT TELECAST, INC.
                           (Name of Issuer)

                      Common Stock, No Par Value
                    (Title of Class of Securities)

                              85568E 10 4
                            (CUSIP Number)

                       Philippe P. Dauman, Esq.
                              Viacom Inc.
                             1515 Broadway
                       New York, New York 10036
                       Telephone: (212) 258-6000
                (Name, Address and Telephone Number of
               Person Authorized to Receive Notices and
                            Communications)


                           December 23, 1996
        (Date of Event which Requires Filing of this Statement)

         -----------------------------------------------------

If the filing  person has  previously  filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this statement |_|.

CUSIP No. 85568E 10 4

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  VIACOM INTERNATIONAL INC.
- --------------------------------------------------------------------
                  I.R.S. Identification No. 13-3844753
- --------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of Group (See
         Instructions)

|_|      (a)----------------------------------------------------------
|_|      (b)----------------------------------------------------------
            ----------------------------------------------------------
(3)      SEC Use Only-------------------------------------------------
- --------------------------------------------------------------------
(4)      Sources of Funds (See Instructions)--------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).----------------------------------------

(6)      Citizenship or Place of Organization        Delaware
                                                  --------------------
- ----------
 Number of           (7) Sole Voting Power----------------------------
   Shares
Beneficially         (8) Shared Voting Power      5,685,824
 Owned by                                    -------------------------
   Each              (9) Sole Dispositive Power-----------------------
Reporting
  Person            (10) Shared Dispositive Power   5,685,824
   With                                          ---------------------
----
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                  5,685,824
- --------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)-----------------------------------
(13)     Percent of Class Represented by Amount in Row (11)    22.3%
                                                           ----------
(14)     Type of Reporting Person (See Instructions)   CO
                                                     -----------------

CUSIP No. 85568E 10 4

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  SUMNER M. REDSTONE
- --------------------------------------------------------------------
                 S.S. No.
- --------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of Group (See
Instructions)

|_|      (a)----------------------------------------------------------
|_|      (b)----------------------------------------------------------
            ----------------------------------------------------------
(3)      SEC Use Only-------------------------------------------------
- --------------------------------------------------------------------
(4)      Sources of Funds (See Instructions)--------------------------
- --------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).-----------------------------

(6)      Citizenship or Place of Organization        United States

----------                                    -----------------------
 Number of         (7) Sole Voting Power            36,500
   Shares                                    -------------------------
Beneficially       (8) Shared Voting Power       5,685,824
 Owned by                                    -------------------------
   Each            (9) Sole Dispositive Power       36,500
Reporting                                     ------------------------
  Person          (10) Shared Dispositive Power   5,685,824
  With                                          ----------------------
- ----------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                  5,722,324
- --------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)----------------------------------
(13) Percent of Class Represented by Amount in Row (11)   22.44%
                                                         -------------
(14)  Type of Reporting Person (See Instructions)      IN
                                                   -------------------

  This Amendment No. 4 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on September 16, 1993 by Sumner M. Redstone and Viacom International Inc., as amended by Amendment No. 1 filed with the Commission on December 5, 1994 by Spelling Entertainment Inc. ("Spelling"), PVI Transmission Inc. ("PVI") and Sumner M. Redstone, as further amended by Amendment No. 2 filed with the Commission on May 1, 1995 by Spelling, PVI and Sumner M. Redstone, and as further amended by Amendment No. 3 filed with the Commission on December 11, 1995 by Spelling, PVI and Sumner
M. Redstone (as amended, the "13D Statement"), with respect to the shares of common stock, no par value (the "Common Stock"), of StarSight Telecast, Inc., a California corporation (the "Issuer"), with its principal executive offices located at 39650 Liberty Street, Fremont, California 94538.

     Capitalized terms used but not defined herein have the meanings assigned to such terms in the 13D Statement.

Item 2.       Identity and Background.
              -----------------------

     Item 2 is amended to read in full as follows:

  Viacom International Inc. (the "Company") has its principal executive offices at 1515 Broadway, New York, New York 10036. The Company is a diversified entertainment and communications company. All of its common stock is held by Viacom Inc., a Delaware corporation
("Viacom"), which also has its principal executive offices at 1515 Broadway, New York, New York 10036. As of December 31, 1996, approximately 67.5% of the Class A Common Stock, par value $.01 per share, of Viacom and approximately 18.5% of the Class B Common Stock, par value $.01 per share, of Viacom was owned by National Amusements, Inc., a Maryland corporation ("NAI").

  NAI has its principal offices at 200 Elm Street, Dedham, Massachusetts 02026. NAI's principal businesses are owning and operating movie theaters in the United States, United Kingdom and South America, and holding the common stock of Viacom. Mr. Sumner M. Redstone may be deemed to be a beneficial owner of 75% of the issued and outstanding shares of capital stock of NAI.

  Sumner M. Redstone is an individual whose business address is c/o National Amusements, Inc., 200 Elm Street, Dedham, Massachusetts 02026. Mr. Redstone's principal occupation is Chairman, President and Chief Executive Officer of NAI; Chairman, Chief Executive Officer of Viacom, and President and Chief Executive Officer of the Company.

  The directors and executive officers of the Company, Viacom and NAI are set forth on Schedules I, II and III, respectively, attached hereto. Each of Schedules I, II and III sets forth the following information with respect to each such person:

                  (i)          name;

                  (ii)         business address (or residence address)

<PAGE


                  (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     All of the directors and executive officers of the Company, Viacom and NAI are citizens of the United States.

   During the last five years, neither of the Reporting Persons nor any person listed on Schedules I, II and III have been convicted in a criminal proceeding or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.       Interest in Securities of the Issuer.
              ------------------------------------

     Item 5 of the 13D Statement is hereby amended to read in full as follows:

    The Company beneficially owns 5,685,824 shares of Common Stock, which represent approximately 22.3% of the issued and outstanding shares of Common Stock (based on the number of shares of Common Stock that were reported by the Issuer to be issued and outstanding as of December 31,
1996). Such shares consist of:

                    (i) 4,475,814 shares of Common Stock held directly by the Company over which the
                               Company   has  voting  and dispositive
                               power.  These  shares  were owned by PVI
                               Transmission Inc. ("PVI"), an affiliate
                               of the Company, until December 31, 1996, on which date PVI merged with and into the Company;

                  (ii) 1,124,176 shares of Common Stock held by Virgin Interactive Entertainment Inc., a
                               Delaware corporation ("Virgin"), which acquired such shares from Spelling Entertainment Inc. ("Spelling"), an Affiliate of Virgin, on December 20, 1996 for consideration of $7,610,671.50. Due to dilution only and not due to any act of Spelling, Spelling ceased to be a Reporting Person in May 1996.
                               All of the issued and outstanding shares of Virgin Interactive Entertainment Inc. are owned by Virgin Interactive Entertainment (Investment) Ltd., a United Kingdom corporation, which in turn is wholly owned by Virgin Interactive Entertainment
                               (Holdings) Ltd., a United Kingdom corporation. The issued and outstanding shares of Virgin Interactive Entertainment (Holdings) Ltd.
                               are owned approximately 90% by Virgin
                               Interactive Entertainment Ltd., a United
                               Kingdom corporation, and approximately
                               10% by the Company.  Virgin Interactive
                               Entertainment Ltd. is wholly owned by VIE Holding Company, a Delaware corporation, which is wholly owned by

                               Spelling Entertainment Group Inc., a Delaware corporation. SEGI Holding Corp., a Delaware corporation, beneficially owns approximately 76% of Spelling Entertainment Group Inc. and is a wholly owned subsidiary of Blockbuster Pictures Holding Corporation, a Delaware corporation, which in turn is a wholly owned subsidiary of the Company.

                  (iv) 85,834 shares of Common Stock subject to options exercisable within 60 days of the date of this Amendment to the 13D Statement which are held for the benefit of the Company. These options do not entitle the Company to vote on any matter submitted to a vote of Issuer's shareholders.

  Viacom, as the sole shareholder of the Company, may be deemed the beneficial owner of all of the shares of Common Stock described in clauses (i) through (iv) of this Item 5.

  NAI, as the controlling shareholder of Viacom, may be deemed the beneficial owner of all of the shares of Common Stock described in clauses (i) through (iv) of this Item 5.

  Sumner M. Redstone, as the controlling stockholder of NAI, may be deemed the beneficial owner of all of the shares of Common Stock described in clauses (i) through (iv) of this Item 5. Sumner M. Redstone also owns 36,500 shares of Common Stock directly. The aggregate beneficial ownership of Sumner M. Redstone is approximately 22.44%.

  Shares of Common Stock held by current and former employees of the Company over which the Company had the power to direct the vote (but not the right to direct the disposition) pursuant to Shareholder Agreements previously filed as exhibits to the Statement are no longer subject to such agreements.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer
         --------------------------------------------------------

  PVI and Virgin each executed the Agreement of Principal Shareholders Concerning Transfer and Voting Shares of StarSight Telecast, Inc. as of December 23, 1996 pursuant to which PVI, Virgin, Thomson Multimedia S.A., Cox Communications, Inc., Tribune Company and Providence Journal Company agreed to vote or cause to be voted all of their respective beneficially owned shares of Common Stock in favor of the Issuer's merger with Gemstar International Group Limited.

Item 7.  Material to Be Filed as Exhibits.
         --------------------------------

99.1 Agreement of Principal shareholders Concerning Transfer and Voting of Shares of StarSight Telecast Inc.

                                    Signature
                                    ---------

   After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


February 7, 1997                            Viacom International Inc.


                                            By: /s/  Philippe P.Dauman
                                               -----------------------
                                               Name:  Philippe P. Dauman
                                               Title: Vice President
                                                      and Secretary

                                                     *
                                          -------------------------------
                                              Sumner M. Redstone,
                                              Individually



*By   /s/ Philippe P. Dauman
   -----------------------------
          Philippe P. Dauman
          Attorney-in-Fact
          under the Limited Power of
          Attorney previously filed

                         Schedule I
                  Viacom International Inc.
                     Executive Officers



                                              Name and Address
            Business or                       Of Corporation or
            Residence    Principal            Other Organization
Name        Address      Occupation           in
----------               Or Employment        Which Employed
                         -------------------  ------------------
Sumner M.   Viacom Inc.  Chairman of the      National
Redstone    1515         Board                Amusements, Inc
            Broadway     and Chief Executive  200 Elm Street
            New York,    Officer of Viacom    Dedham, MA  02026
            NY  10036    Inc.,
                         Chairman of the
                         Board
                         and President,
                         Chief
                         Executive Officer
                         of
                         National
                         Amusements, Inc.,
                         President and Chief
                         Executive Officer
                         of
                         Viacom
                         International Inc.


Vaughn A.   Viacom Inc.  Sr. VP, Treasurer    Viacom
Clarke      1515         of                   International Inc
            Broadway     Viacom Inc. and      1515 Broadway
            New York,    Viacom               New York,
            NY  10036    International Inc.   NY  10036


Philippe P. Viacom Inc.  Deputy Chairman,     Viacom
Dauman*     1515         Executive VP,        International Inc
            Broadway     General              1515 Broadway
            New York,    Counsel, Chief       New York,
            NY  10036    Administrative       NY  10036
                         Officer
                         and Secretary of
                         Viacom
                         Inc. and Executive
                         VP and
                         Secretary of Viacom
                         International Inc.


Thomas E.   Viacom Inc.  Deputy Chairman,     Viacom
Dooley      1515         Executive VP,        International Inc
            Broadway     Finance,             1515 Broadway
            New York,    Corporate            New York,
            NY  10036    Development          NY  10036
                         and Communications
                         of
                         Viacom Inc. and
                         Executive
                         VP of Viacom
                         International
                         Inc.


----------------------------
*Also a Director

                         Schedule I
                         (Continued)

   >

                                           Name and Address
                                           Of Corporation
            Business or    Principal       or
Name        Residence      Occupation      Other
----------  Address        Or Employment   Organization in
            ------------   --------------- Which Employed
                           --              ----------------
                                           --
Carl D.     Viacom Inc.    Sr. VP,         Viacom
Folta       1515           Corporate       International
            Broadway       Relations of    Inc
            New York,      Viacom          1515 Broadway
            NY 10036       Inc. and Viacom New York,
                           International   NY  10036
                           Inc.


Michael D.  Viacom Inc.    Sr. VP, Deputy  Viacom
Fricklas*   1515           General         International
            Broadway       Counsel and     Inc
            New York,      Assistant       1515 Broadway
            NY  10036      Secretary of    New York,
                           Viacom          NY  10036
                           Inc. and Sr. VP
                           and
                           Assistant
                           Secretary of
                           Viacom
                           International
                           Inc.


Susan C.    Viacom Inc.    Vice President, Viacom
Gordon      1515           Controller,     International
            Broadway       Chief           Inc
            New York,      Accounting      1515 Broadway
            NY  10036      Officer         New York,
                           of Viacom       NY  10036
                           Inc. and Viacom
                           International
                           Inc.



Rudolph L.  Viacom Inc.    Sr. VP of       Viacom
Hertlein    1515           Viacom          International
            Broadway       Inc. and Viacom Inc
            New York,      International   1515 Broadway
            NY 10036       Inc.            New York,
                                           NY  10036


William A.  Viacom Inc.    Sr. VP, Human   Viacom
Roskin      1515           Resources and   International
            Broadway       Administration  Inc
            New York,      of Viacom       1515 Broadway
            NY 10036       Inc. and Viacom New York,
                           International   NY  10036
                           Inc.


George S.   Viacom Inc.    Sr. VP, Chief   Viacom
Smith, Jr.* 1515           Financial       International
            Broadway       Officer of      Inc
            New York,      Viacom Inc. and 1515 Broadway
            NY 10036       Viacom          New York,
                           International   NY  10036
                           Inc.


Mark M.     Viacom Inc.    Sr. VP,         Viacom
Weinstein   1515           Government      International
            Broadway       Affairs of      Inc
            New York,      Viacom Inc. and 1515 Broadway
            NY 10036       Viacom          New York,
                           International   NY  10036
                           Inc.




                         Schedule II
                         Viacom Inc.
                     Executive Officers

   >

                                              Name and Address
            Business or                       Of Corporation or
            Residence    Principal            Other Organization
Name        Address      Occupation           in
----------               Or Employment        Which Employed
                         -------------------  ------------------
Sumner M.   Viacom Inc.  Chairman of the      National
Redstone    1515         Board                Amusements, Inc
            Broadway     and Chief Executive  200 Elm Street
            New York,    Officer of Viacom    Dedham, MA  02026
            NY  10036    Inc.,
                         Chairman of the
                         Board
                         and President,
                         Chief
                         Executive Officer
                         of
                         National
                         Amusements, Inc.,
                         President and Chief
                         Executive Officer
                         of
                         Viacom
                         International Inc.


Vaughn A.   Viacom Inc.  Sr. VP, Treasurer    Viacom
Clarke      1515         of                   International Inc
            Broadway     Viacom Inc. and      1515 Broadway
            New York,    Viacom               New York,
            NY  10036    International Inc.   NY  10036


Philippe P. Viacom Inc.  Deputy Chairman,     Viacom
Dauman*     1515         Executive VP,        International Inc
            Broadway     General              1515 Broadway
            New York,    Counsel, Chief       New York,
            NY  10036    Administrative       NY  10036
                         Officer
                         and Secretary of
                         Viacom
                         Inc. and Executive
                         VP and
                         Secretary of Viacom
                         International Inc.


Thomas E.   Viacom Inc.  Deputy Chairman,     Viacom
Dooley*     1515         Executive VP,        International Inc
            Broadway     Finance,             1515 Broadway
            New York,    Corporate            New York,
            NY  10036    Development          NY  10036
                         and Communications
                         of
                         Viacom Inc. and
                         Executive
                         VP of Viacom
                         International
                         Inc.





----------------------------
*Also a Director

                         Schedule II
                         (Continued)


                                           Name and Address
                                           Of Corporation
            Business or    Principal       or
            Residence      Occupation      Other
Name        Address        Or Employment   Organization in
            ------------   --------------- Which Employed
                           --              ----------------
Carl D.     Viacom Inc.    Sr. VP,         Viacom
Folta       1515           Corporate       International
            Broadway       Relations of    Inc
            New York,      Viacom          1515 Broadway
            NY 10036       Inc. and Viacom New York,
                           International   NY  10036
                           Inc.


Michael D.  Viacom Inc.    Sr. VP, Deputy  Viacom
Fricklas    1515           General         International
            Broadway       Counsel and     Inc
            New York,      Assistant       1515 Broadway
            NY  10036      Secretary of    New York,
                           Viacom          NY  10036
                           Inc. and Sr. VP
                           and
                           Assistant
                           Secretary of
                           Viacom
                           International
                           Inc.


Susan C.    Viacom Inc.    Vice President, Viacom
Gordon      1515           Controller,     International
            Broadway       Chief           Inc
            New York,      Accounting      1515 Broadway
            NY  10036      Officer         New York,
                           of Viacom       NY  10036
                           Inc. and Viacom
                           International
                           Inc.



Rudolph L.  Viacom Inc.    Sr. VP of       Viacom
Hertlein    1515           Viacom          International
            Broadway       Inc. and Viacom Inc
            New York,      International   1515 Broadway
            NY 10036       Inc.            New York,
                                           NY  10036


William A.  Viacom Inc.    Sr. VP, Human   Viacom
Roskin      1515           Resources and   International
            Broadway       Administration  Inc
            New York,      of Viacom       1515 Broadway
            NY 10036       Inc. and Viacom New York,
                           International   NY  10036
                           Inc.


George S.   Viacom Inc.    Sr. VP, Chief   Viacom
Smith, Jr.  1515           Financial       International
            Broadway       Officer of      Inc
            New York,      Viacom Inc. and 1515 Broadway
            NY 10036       Viacom          New York,
                           International   NY  10036
                           Inc.


Mark M.     Viacom Inc.    Sr. VP,         Viacom
Weinstein   1515           Government      International
            Broadway       Affairs of      Inc
            New York,      Viacom Inc. and 1515 Broadway
            NY 10036       Viacom          New York,
                           International   NY  10036
                           Inc.





                        Page 11 0f 19

                         Schedule II
                         (Continued)




                                           Name and Address
                                           Of Corporation
            Business or    Principal       or
            Residence      Occupation      Other
Name        Address        Or Employment   Organization in
            ------------   --------------- Which Employed
                           --              ----------------
                                           --

                         DIRECTORS

George S.   Winer &        Attorney        Winer & Abrams
Abrams      Abrams                         60 State Street
            60 State                       Boston, MA 02109
            Street
            Boston, MA
            02109

Kan Miller  Credit         Vice Chairman   Credit Suisse
            Suisse First   of              First Boston
            Boston         Credit Suisse   11 Madison
            11 Madison     First Boston    Avenue
            Avenue         Corporation     New York, NY
            New York, NY                   10010
            10010

Brent D.    C/o Showtime   Director of     National
Redstone    Networks       National        Amusements Inc.
            Inc.           Amusements,     200 Elm Street
            8101 E.        Inc.            Dedham, MA 02026
            Prentice
            Avenue
            Suite 704
            Englewood,
            CO 80111


Shari       National       Executive Vice  National
Redstone    Amusements     President of    Amusements Inc.
            Inc.           National        200 Elm Street
            200 Elm        Amusements Inc. Dedham, MA 02026
            Street
            Dedham, MA
            02026

Frederic V. NYNEX          Vice Chairman - NYNEX
Salerno     Corporation    Finance and     Corporation
            1095 Avenue    Business        1095 Avenue of
            of the         Devlopment of   the Americas
            Americas       NYNEX           New York, N.Y.
            New York,                      10033
            N.Y. 10033
William     Yeshiva        VP for Academic Yeshiva
Schwartz    University     Affairs         University
            495            (chief academic 495 Amsterdam
            Amsterdam      officer)        Avenue
            Avenue         of Yeshiva      New York, NY
            New York, NY   University      10033
            10033

Ivan        NYNEX          Chairman of the NYNEX
Seidenberg  Corporation    Board and Chief Corporation
            1095 Avenue    Executive       1095 Avenue of
            of the         Officer of      the Americas
            Americas       NYNEX           New York, N.Y.
            New York,                      10033
            N.Y. 10033


                        Schedule III
                  National Amusements, Inc.
                     Executive Officers



                                              Name and Address
            Business or                       Of Corporation or
            Residence    Principal            Other Organization
Name        Address      Occupation           in
----------               Or Employment        Which Employed
                         -------------------  ------------------
                         -                    --
Sumner M.   Viacom Inc.  Chairman of the      National
Redstone*   1515         Board                Amusements, Inc
            Broadway     and Chief Executive  200 Elm Street
            New York,    Officer of Viacom    Dedham, MA  02026
            NY  10036    Inc.,
                         Chairman of the
                         Board
                         and President,
                         Chief
                         Executive Officer
                         of
                         National
                         Amusements, Inc.,
                         President and Chief
                         Executive Officer
                         of
                         Viacom
                         International Inc.


Shari       National     Executive Vice       National
Redstone*   Amusements   President of         Amusements Inc.
            Inc.         National Amusements  200 Elm Street
            200 Elm      Inc.                 Dedham, MA 02026
            Street
            Dedham, MA
            02026

Jerome      National     Vice President and   National
Magner      Amusements   Treasurer of         Amusements Inc.
            Inc.         National             200 Elm Street
            200 Elm      Amusements, Inc.     Dedham, MA 02026
            Street
            Dedham, MA
            02026

                           DIRECTORS

George S.   Winer &      Attorney             Winer & Abrams
Abrams      Abrams                            60 State Street
            60 State                          Boston, MA 02109
            Street
            Boston, MA
            02109

David       Lourie &     Attorney             Lourie & Cutler
Andelman    Cutler                            60 State Street
            60 State                          Boston, MA 02109
            Street
            Boston, MA
            02109


Philippe P. Viacom Inc.  Deputy Chairman,     Viacom
Dauman*     1515         Executive VP,        International Inc
            Broadway     General              1515 Broadway
            New York,    Counsel, Chief       New York,
            NY  10036    Administrative       NY  10036
                         Officer
                         and Secretary of
                         Viacom
                         Inc. and Executive
                         VP and
                         Secretary of Viacom
                         International Inc.


Martin      Wellspring   Resident of          Wellspring
Davis       Associates   Wellspring           Associates Inc.
            Inc.         Associates Inc.      625 Fifth Avenue
            625 Fifth                         New York, NY 10020
            Avenue
            New York,
            NY 10020





------------------------------
*   Also a Director


                                              Name and Address
            Business or                       Of Corporation or
            Residence    Principal            Other Organization
Name        Address      Occupation           in
----------               Or Employment        Which Employed
                         -------------------  ------------------
                         -                    --
Brent D.    c/o          Director of          National
Redstone    Showtime     National             Amusements Inc.
            Networks     Amusements, Inc.     200 Elm Street
            Inc.                              Dedham, MA 02026
            8101 E.
            Prentice
            Avenue
            Suite 704
            Englewood,
            CO 80111


Phyllis     98 Baldpate  None                 N/A0
Redstone    Hill Road
            Newton
            Centre, MA
            02159
            (Residence)
Shari       National     Executive Vice       National
Redstone*   Amusements   President of         Amusements Inc.
            Inc.         National Amusements  200 Elm Street
            200 Elm      Inc.                 Dedham, MA 02026
            Street
            Dedham, MA
            02026


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                                  EXHIBIT INDEX


Exhibit No.       Description                                 Page No.

99.1              Agreement of Principal Shareholders
                  Concerning Transfer and Voting of Shares of StarSight Telecast Inc.

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